UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

OSISKO DEVELOPMENT CORP.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

68828E809

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSON Osisko Gold Royalties Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Québec, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 33,333,366
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 33,333,366
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,333,366
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.1% (1)
12		TYPE OF REPORTING PERSON CO

(1) Based on 75,634,943 common shares outstanding as of November 7, 2022.

ITEM 1.	(a)	Name of Issuer:

Osisko Development Corp. (the "Company")

	(b)	Address of Issuer's Principal Executive Offices:

1100 Avenue des Canadiens-de-Montréal, Suite 300 Montréal, Québec, H3B 2S2, Canada

ITEM 2.	(a)	Name of Person Filing:
Osisko Gold Royalties Ltd

	(b)	Address of Principal Business Office, or if none, Residence:

1100 Avenue des Canadiens-de-Montréal, Suite 300 Montréal, Québec, H3B 2S2, Canada

	(c)	Citizenship:

Québec, Canada

	(d)	Title of Class of Securities:

Common Shares

	(e)	CUSIP Number:

68828E809

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A: Not applicable.

ITEM 4.	OWNERSHIP.

	(a)	Amount beneficially owned:

33,333,366

	(b)	Percent of class:

44.1%

The calculation of beneficial ownership herein is based on an aggregate of 75,634,943 common shares reported by the Company to be outstanding on November 7, 2022, as reflected in the Company's management's discussion and analysis for the three and nine months ended September 30, 2022, furnished on Form 6-K with the U.S. Securities and Exchange Commission on November 10, 2022.

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

33,333,366

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

33,333,366

(iv) Shared power to dispose or to direct the disposition of:

0

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2023

Osisko Gold Royalties Ltd

By:	/s/ André Le Bel
Name: André Le Bel
Title: Vice President, Legal Affairs and Corporate Secretary